Interim Financial Statements

Rather than receiving financial statements by mail, you may choose to access them at www.dundeebancorp.com. Under securities regulations, holders may elect annually to receive financial statements by mail by completing and returning this card, or by registering online at www.computershare.com/ca/mailinglist. Computershare will use the information collected solely for the mailing of such financial statements.

Please place my name on your financial statements mailing list.

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Place Stamp Here

Computershare Trust Company of Canada 100 University Ave. 9th Floor Toronto ON M5J 2Y1

COMPUTERSHRE TRUST COMPANY OF CANADA

PO BOX 19004 STN BRM B

TORONTO ON M7Y 3M4